180 LIFE SCIENCES CORP.

3000 El Camino Real

Bldg. 4, Suite 200

Palo Alto, CA 94306

January 27, 2025

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Tyler Howes
Jason Drory

Re:	180 Life Sciences Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 20, 2024
File No. 333-283265

Ladies and Gentlemen:

This letter responds to the correspondence from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 7, 2025 (the “Comment Letter”) providing comments on the above-referenced Amendment No. 1 to Registration Statement on Form S-1, filed on December 20, 2024 (the “Form S-1”) by 180 Life Sciences Corp., a Delaware corporation (the “Company”, “we”, “us” or “180 Life”).

The Company today filed via EDGAR its Pre-Effective Amendment No. 2 to its Registration Statement on Form S-1 (“Amendment No. 2”, and the registration as amended through Amendment No. 2, the “Registration Statement”). The remainder of this letter responds to the Staff’s comments on the Form S-1, which are set forth below along with our responses on behalf of the Company. We trust you shall deem the contents of this transmittal letter responsive to your Comment Letter. For convenience, the Staff’s comments are repeated below in bold, followed by the Company’s response to each comment as well as a summary of the responsive actions taken.

January 27, 2025

Amendment No. 1 to Registration Statement on Form S-1 filed December 20, 2024

Prospectus Summary

B. Industry Background, page 3

1. We note your disclosure that the “global online gaming sector is estimated to reach $97 billion in 2024...The cryptocurrency-based iGaming sector is growing even faster, albeit from a smaller base value...” Since it appears that you are focusing on the cryptocurrency-based iGaming sector, please revise your disclosure to clarify the current estimated market size of this specific sector.

RESPONSE: Please note that while our Technology Gaming Platform has full cryptocurrency capability, it is by no means our intention to focus solely on that market. Our Technology Gaming Platform allows us to address this fast growing market, but also allows us to access the traditional FIAT currency wagering markets.

That being said, we have updated Amendment No. 2 to include an estimate of the current estimated size of the cryptocurrency iGaming market and have also clarified that we plan to focus initially on only the cryptocurrency market, and that in the future, we may expand to the traditional FIAT currency wagering market.

C. B2C Focus: Blockchain-Enabled Online Casinos, page 5

2. We note your assertions about your competitive position within your industry, including your disclosure that your platform’s key feature is a “Superior User Experience” and that you believe your technology will allow for “best in class” player engagement. This appears to be speculative given the current development status of your iGaming platform. Please disclose the basis for these statements or otherwise advise.

RESPONSE: Note, the Technology Gaming Platform is not under development – it was acquired as a fully capable, operation ready, technology platform; albeit lacking a “front-end”. As such, it is fully developed (although like all software packages, it will always be undergoing continuous improvement). We believe that the basis for evaluation in terms of player experience and engagement rests on our close relationship with the vendor of the Technology Gaming Platform, which is an operator of online casinos with many years of successful experience in the sector. With this experience has come exposure to multiple software packages and an understanding of the evolving player experience expectations. The acquired Technology Gaming Package was developed to specifically address these evolving needs, and based on our evaluation and the evaluation from the industry experts who built the package, we believe our platform is superior to competitors products currently available, given the current state of the industry.

That being said, the Company has revised its disclosures in Amendment No. 2 to remove the references to “best in class” and “Superior” user experience.

January 27, 2025

Competition, page 8

3. We note your disclosure that your recently acquired Gaming Technology Platform “offers full cryptocurrency capability supported by blockchain technology.” Please revise your disclosure to clarify what this statement means.

RESPONSE: We have clarified in Amendment No. 2 that the Gaming Technology Platform recently acquired by the Company has been designed to offer cryptocurrency capability supported by blockchain technology. Blockchain technology is a database management mechanism that allows transparent information sharing within a business network and is the technology that enables the existence of cryptocurrency. The blockchain component software exists to enhance security and transparency. The Gaming Technology Platform has been designed to allow wagering in cryptocurrency (which is what we plan to initially offer) as well as traditional FIAT currencies.

Blockchain Technology: Enhancing Trust and Security, page 9

4. We note your disclosure that “the core of [y]our potential B2B offering is [y]our advanced blockchain technology, which provides significant advantages for gaming operators.” Please revise your disclosure to clarify what makes your technology “advanced” and describe the material “significant advantages” your platform provides.

RESPONSE: We have removed the prior references to our technology being advanced and clarified that we believe our B2B offering provides advantages for gaming operators due to our blockchain technology over those offerings of our competitors, which do not include blockchain technology.

Risk Factors

Our accounts payable are significant, and we do not currently have sufficient funds..., page 25

5. We note your response to our prior comment 4 and the related revisions on page 25. Please further revise the newly added risk factor to quantify the “large portion” of your accounts payable balance that is past due, as of the most recent practicable date.

RESPONSE: We have updated Amendment No. 2 to clarify that a total of $2.3 million in accounts payable remains outstanding and is past due, as of the date of the filing.

General

6. We note your disclosure that you plan to launch B2C online casino operations where “[p]layers can deposit and withdraw funds using cryptocurrency while maintaining FIAT (traditional currency) wallets and gaming sessions, catering to the growing demand for crypto-friendly platforms.” Please address the following:

●	Please disclose the crypto assets you plan to accept for deposit, how you determine the value of such crypto assets, and your policies and procedures related to withdrawing funds or transacting in cryptocurrencies.

RESPONSE: We have updated Amendment No. 2 to clarify that we plan to offer waging initially in bitcoin, ethereum and litecoin and that we plan to value such crypto assets based on market prices. We have also clarified that we do not plan to allow exchanges between different cryptocurrencies or FIAT currencies (which we do not plan to initially offer), and instead that users will only be able to withdraw the same cryptocurrency that they deposit.

January 27, 2025

●	Please clarify whether wagers and payouts will be made using cryptocurrency or FIAT currency.

RESPONSE: As discussed above, and described in greater detail in Amendment No. 2, we do not plan to allow exchanges between different cryptocurrencies or FIAT currencies (which we do not plan to initially offer), and instead that users will only be able to withdraw the same cryptocurrency that they deposit.

●	Please clarify whether you intend to hold crypto assets and if so, identify the specific cryptocurrencies.

RESPONSE: We have updated Amendment No. 2 to clarify that we plan to offer waging initially in bitcoin, ethereum and litecoin and as such, plan to hold such crypto assets.

●	Please describe any material risks to your business from the possibility of regulatory developments related to crypto assets.

RESPONSE: We have updated the risk factors section of Amendment No. 2 to include various cryptocurrency risk which affect us under the subheading “Risks relating to our plans to allow players to deposit and withdraw cryptocurrency”.

In addition, we refer you to our December 2022 Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets, located on our website at the following address: SEC.gov | Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets. Please consider the issues identified in the sample letter as applicable to your facts and circumstances and revise your disclosure accordingly.

RESPONSE: We have considered the guidance in the sample letter and updated the disclosures throughout Amendment No. 2, accordingly.

* * * * *

January 27, 2025

Please let us know if you have any other questions or would like to discuss any of the above responses and/or anything in Amendment No. 2.

Sincerely,

/s/ Blair Jordan
Blair Jordan
Interim Chief Executive Officer